
Bacio
STAKES PLACED COLT WITH MAJOR UPSIDE

$109 INVEST
Offering Memorandum
OFFERED BY DALMORE

"HE'S FAST, SMART, & VERSATILE. STAKES-PLACED AND WE ARE JUST **SCRATCHING THE SURFACE OF HIS POTENTIAL!**"

- WESLEY WARD
TRAINER


SPEAKEASY STAKES
1/4 21.26 1/2 44.15
WATCH HIS PERFORMANCE IN THE SPEAKEASY STAKES


Colt
FOALED 4/5/2023


Trainer
WESLEY WARD


Midwest
RACING CIRCUIT

Bacio, a 2-year-old son of Maclean's Music, is proven on both dirt and turf, and already stakes placed in his young career. Lightly raced with major upside.

READ FULL OVERVIEW HERE

With two major Breeders' Cup contenders already on the roster, MyRacehorse privately acquired a majority interest in an intriguing juvenile colt pointing for the same weekend of championship racing at Del Mar.

The Wesley Ward-trained **Bacio** (Maclean's Music–Katie's Kiss, by Kantharos) opened his account with a convincing, front-running tally on the dirt at Monmouth Park on Aug. 8, justifying heavy 3-5 favoritism and earning a 67 Beyer Speed Figure (well above the 58 Beyer par for the race).

Brought out West for his stakes and turf debut in the Oct. 4 Speakeasy S. at Santa Anita, he was backed again as the chalk. The chestnut moved up willingly down the backside to overtake a runaway leader and post a swift :44.15 half. He kicked on resolutely in the lane, only to be collared in the final strides, checking in second while beating another 10 2-year-olds home. Bacio improved his Beyer figure this time to 72.

The Speakeasy is the California prep for the $1-million G1 Breeders' Cup Juvenile Turf Sprint, scheduled for Future Stars Friday on Oct. 31 at Del Mar. Bacio will point for and be trained towards that event, with the recognition that he may very well not make it into the main body of the field due to an expected abundance of entries. Should he not draw into that race, he will point for a first-level allowance scheduled for Sunday, Nov. 2 over the same course and distance. In that start (and subsequent ones at the fall meet), he would be eligible for a 30% purse bonus via Del Mar's "Ship and Win" program, plus a $3,000 starter bonus for that first race.

Regardless of where he competes next, Bacio possesses ample upside moving forward, is proven on both dirt and turf and is the type of horse trainer Wesley Ward excels with.

Ward, who trained the winner of the Juvenile Turf Sprint three years in a row from 2019 to 2021, is known for his prowess with speedy types. His 2020 Juvenile Turf Sprint hero Golden Pal annexed the G1 Breeders' Cup Turf Sprint the following season and has been popular among breeders and buyers as a young sire in Kentucky.

Ward has also campaigned the likes of champions Judy the Beauty and Lady Aurelia, important international sire and G1SW No Nay Never, and Grade 1 winner Nakatomi, who prepped for a return to the G1 Breeders' Cup Sprint with a victory in the G2 Phoenix S. on Oct. 3–one day before stablemate No Nay Hudson annexed the G2 Nearctic S. at Woodbine.

Bacio first flashed his brilliance with a :9 ⅘ bullet breeze at the 2025 OBS March Sale. He is by the same sire as 2021 champion sprinter and promising young sire Jackie's Warrior, and fellow Grade 1-winning colts and sires Cloud Computing, Drain the Clock and Complexity. Bacio's dam possessed talent and versatility herself–she was stakes-placed on the dirt at two and a stakes winner at three turf sprinting.

Bacio's co-breeder Torie Gladwell, who operates the powerful and productive pre-training and 2-year-old consignment Top Line Sales with her husband Jimbo, has retained an interest in the colt. Top Line trained and offered Bacio at the OBS March Sale at which he was bought back for $140,000, and Gladwell's breeding operation was also represented recently by unbeaten 2-year-old stakes winner Sweet Montreal.




MACLEAN'S MUSIC
DISTORTED HUMOR
FOREST MUSIC
KATIE'S KISS
KANTHAROS
SYDNEY'S KISS

SEE FULL PEDIGREE HERE

MEDIA



DETAILS

WORKOUTS RESULTS

DATE	TIME	RANK	TR.	DIST.	SF
2025-09-27	0:50.60	4/8	KEE	4F	-
2025-09-20	0:46.80	1/43	KEE	4F	Dirt
2025-09-12	0:46.80	3/31	KEE	4F	Dirt
2025-09-05	0:47.40	6/40	KEE	4F	Dirt
2025-08-29	0:47.20	2/18	KEE	4F	Dirt
2025-07-30	0:37.23	4/11	SAR	3F	Dirt
2025-07-14	0:49.16	9/38	SAR	4F	Turf
2025-06-27	0:48.60	16/70	KEE	4F	Dirt
2025-06-15	0:49.00	33/66	KEE	4F	Dirt
2025-05-22	0:36.60	7/59	KEE	3F	Dirt

FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$109	$370,600	51%	0.015%


$26.89
$55.13
$8.18
$16.35
$2.45

ASSET COST –

Includes the initial purchase price of the horse plus and the associated bloodstock fee. Series Bacio owns 51% of the underlying asset, which was purchased privately for $350,000.00, plus a 5% bloodstock fee. Series Bacio consists of 3,400 shares.

BROKERAGE FEE +

MANAGEMENT AND DUE DILIGENCE FEE +

ORGANIZATIONAL AND EXPERIENTIAL FEE +

OPERATING EXPENSE RESERVE +

The target raise for this offering is $92,650.00, and the maximum raise is $370,600.00. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $370,600
Funds Raised

$109 INVEST
Offering Memorandum
OFFERED BY DALMORE

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